Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(1) POLL RESULTS OF 2017 SECOND EXTRAORDINARY GENERAL MEETING

AND

(2) CHANGE OF DIRECTORS AND SUPERVISORS

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM

The 2017 second extraordinary general meeting of the Company (the “EGM”) was held at 2:30 p.m. on Wednesday, 20 December 2017 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC. The EGM was convened by the Board and presided by Mr. Tan Wan Geng, the Vice Chairman of the Board and president of the Company. Some Directors and supervisors of the Company attended the EGM. Some members of the senior management of the Company also attended the EGM. None of resolutions proposed at the EGM were being vetoed or amended.

As at the date of the EGM, there were 10,088,173,272 shares (the “Shares”) of the Company in issue, which was the total number of Shares entitling the holders to attend and vote for or against the resolutions proposed at the EGM. 161 shareholders and authorized proxies holding an aggregate of 6,538,023,294 Shares carrying voting rights, representing approximately 64.81% of the total number of voting Shares of the Company, were present at the EGM.

Number of shareholders and authorized proxies attended the EGM	161
Of which: number of A shareholders	157
number of H shareholders	4
Total number of voting Shares held	6,538,023,294
Of which: total number of Shares held by A shareholders	4,605,260,803
total number of Shares held by H shareholders	1,932,762,491
Percentage of the total number of voting Shares of the Company(%)	64.81
Of which: percentage of Shares held by A shareholders(%)	45.65
percentage of Shares held by H shareholders(%)	19.16

China Southern Air Holding Limited Company and its associates, who were directly and indirectly holding an aggregate of 5,103,998,665 Shares as at the date of this announcement, are required to abstain from voting in relation to ordinary resolution No. 1 at the EGM. As such, China Southern Air Holding Limited Company and its associate Nan Lung Holding Limited (holding 4,039,228,665 A Shares and 1,033,650,000 H Shares, respectively), which are connected persons of the Company, had abstained from voting in relation to ordinary resolution No. 1 at the EGM.

Save as disclosed above, there was no restriction on any shareholder of the Company casting votes on any of the proposed resolutions at the EGM, and there was no Share entitling the holders to attend and vote only against the resolutions proposed at the EGM. No shareholder is required to abstain from voting on any of the resolutions proposed at the EGM.

All resolutions as set out in the notice of the EGM were duly passed and the poll results are as follows:

Ordinary Resolutions

1.	Resolution: To consider and approve the 2018-2019 finance and lease service framework agreement entered into between the Company and CSA International Finance Leasing Co., Ltd.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	1,464,902,604	99.9835	135,100	0.0092	106,925	0.0073

2.	Resolution: the resolution regarding the emoluments of the independent non-executive Directors for the 8th session of the Board.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	6,537,234,569	99.9879	676,800	0.0104	111,925	0.0017

Ordinary Resolutions (by accumulative voting method)

3.00	Resolution: the resolution regarding the election of executive Directors for the 8th session of the Board.

3.01	Resolution: the resolution regarding the election of Mr. Wang Chang Shun as an executive Director of the 8th session of the Board.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	6,459,561,634	98.7999	73,543,395	1.1249	4,918,290	0.0752

3.02	Resolution: the resolution regarding the election of Mr. Tan Wan Geng as an executive Director of the 8th session of the Board.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	6,525,612,662	99.8102	7,513,551	0.1149	4,897,056	0.0749

3.03	Resolution: the resolution regarding the election of Mr. Zhang Zi Fang as an executive Director of the 8th session of the Board.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	6,527,999,867	99.8467	5,126,346	0.0784	4,897,056	0.0749

4.00	Resolution: the resolution regarding the election of independent non-executive Directors for the 8th session of the Board.

4.01	Resolution: the resolution regarding the election of Mr. Zheng Fan as an independent non-executive Director of the 8th session of the Board.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	6,524,046,019	99.7862	9,107,750	0.1393	4,869,500	0.0745

4.02	Resolution: the resolution regarding the election of Mr. Gu Hui Zhong as an independent non-executive Director of the 8th session of the Board.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	6,519,042,469	99.7097	9,101,300	0.1392	9,879,525	0.1511

4.03	Resolution: the resolution regarding the election of Mr. Tan Jin Song as an independent non-executive Director of the 8th session of the Board.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	6,461,247,030	98.8257	71,906,789	1.0998	4,869,500	0.0745

4.04	Resolution: the resolution regarding the election of Mr. Jiao Shu Ge as an independent non-executive Director of the 8th session of the Board.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	6,530,987,218	99.8924	2,156,601	0.0330	4,879,475	0.0746

5.00	Resolution: the resolution regarding the election of shareholder representative Supervisors for the 8th session of the Supervisory Committee.

5.01	Resolution: the resolution regarding the election of Mr. Pan Fu as a shareholder representative Supervisor of the 8th session of the Supervisory Committee.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	6,485,573,937	99.1978	47,475,932	0.7262	4,973,400	0.0761

5.02	Resolution: the resolution regarding the election of Mr. Li Jia Shi as a shareholder representative Supervisor of the 8th session of the Supervisory Committee.

Result: Passed

Details:

	For		Against		Abstain
	For	For (%)	Against	Against(%)	Abstain	Abstain(%)
Results	6,485,585,487	99.1980	47,464,432	0.7260	4,973,400	0.0761

As more than 50% of the total valid voting rights held by attending shareholders and authorized proxies were cast in favour of the above resolutions, the resolutions were duly passed as ordinary resolutions.

According to the requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), KPMG was appointed as the scrutineer in respect of votings at the EGM. (Note)

Zhang Zhenya and Wu Xiaoqing, PRC lawyers from Z & T Law Firm, attended the EGM and issued legal opinions stating that the convening and holding of the EGM, the procedures for the holding of the EGM, the eligibility of the persons who attended the EGM and the procedures for voting at the EGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ Meeting of a Listed Company, and the Articles of Association of the Company, and that the resolutions passed at the EGM are lawful and valid.

Note:	Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

CHANGE OF DIRECTORS AND SUPERVISORS

The Company is pleased to announce that, Mr. Wang Chang Shun, Mr. Tan Wan Geng and Mr. Zhang Zi Fang are elected as executive Directors of the 8th session of the Board for a term of three years, and Mr. Zheng Fan, Mr. Gu Hui Zhong, Mr. Tan Jin Song and Mr. Jiao Shu Ge are elected as independent non-executive Directors of the 8th session of the Board for a term of three years, after approval by the shareholders at the EGM. All the independent non-executive Directors have met the independence requirements as set out in Rule 3.13 of the Listing Rules.

Mr. Pan Fu and Mr. Li Jia Shi are elected as the shareholder representative supervisors (the “Supervisors”) of 8th session of the supervisory committee of the Company (the “Supervisory Committee”) for a term of three years, after approval by the shareholders at the EGM. As disclosed in the announcement of the Company dated 1 December 2017, Ms. Mao Juan was elected as an employees’ representative supervisor of 8th session of the Supervisory Committee for a term of three years. The appointment of Ms. Mao Juan has taken effect from the conclusion of the EGM.

Each of Directors and Supervisors will enter into a service contract with the Company. The biographies and the emolument information of the re-elected and elected Directors and Supervisors have been set out in announcements of the Company dated 23 November and 1 December 2017 and the circular of the Company dated 24 November 2017.

The term of office of Mr. Yuan Xin An, Ms. Yang Li Hua, Mr. Li Shao Bin, Mr. Guo Wei, Mr. Ning Xiang Dong, Mr. Liu Chang Le, Ms. Zhang Wei, Ms. Yang Yi Hua and Mr. Wu De Ming expired upon the conclusion of the EGM, and they also resigned as the chairmen and members of the relevant Board committees of the Company (if applicable). The retiring Directors and Supervisors confirm that there is no disagreement between them and the Company and there is no matter in relation to their retirement that need to be brought to the attention of the shareholders of the Company.

The Board and the Supervisory Committee would like to take this opportunity to thank all members of the 7th session of the Board and the Supervisory Committee for their valuable contribution to the Company and to welcome Mr. Zheng Fan and Mr. Gu Hui Zhong to join the Board and Ms. Mao Juan to join the Supervisory Committee.

Save as disclosed above and the circular of the Company dated 24 November 2017, as at the date the announcement, (i) the newly appointed Directors and supervisors have not held any directorships in other publicly listed companies in the last three years; (ii) none of the above Directors and supervisors had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; (iii) none of the above Directors and supervisors had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong); and (iv) there is no other matter relating to the appointment of the above Directors and supervisors that needs to be brought to the attention of the shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

On 20 December 2017, the Board considered and approved (i) the appointment of Mr. Wang Chang Shun as the Chairman of 8th session of the Board; (ii) the appointment of Mr. Tan Wan Geng as the Vice Chairman of 8th session of the Board and re-appointment of Mr. Tan Wan Geng as the president of the Company; (iii) the re-appointment of Mr. Zhang Zi Fang as the vice president of the Company; (iv) the appointment of Mr. Tan Jin Song as the chairman, Mr. Gu Hui Zhong and Mr. Jiao Shu Ge as the members of the Audit and Risk Management Committee; (v) the appointment of Mr. Gu Hui Zhong as the chairman, Mr. Zhang Zi Fang and Mr. Zheng Fan as the members of the Remuneration and Assessment Committee; (vi) the appointment of Mr. Zheng Fan as the chairman, Mr. Wang Chang Shun and Mr. Jiao Shu Ge as the members of the Nomination Committee; (vii) the appointment of Mr. Wang Chang Shun as the chairman, Mr. Gu Hui Zhong and Mr. Jiao Shu Ge as the members of the Strategic and Investment Committee; and (viii) the appointment of Mr. Tan Wan Geng as the chairman, Mr. Zheng Fan and Mr. Tan Jin Song as the members of the Aviation Safety Committee.

On 20 December 2017, the Supervisory Committee considered and approved the appointment of Mr. Pan Fu as the Chairman of 8th session of the Supervisory Committee.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

20 December 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.